UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

As of June 30, 2005

THE SOUTHERN COMPANY

270 Peachtree Street, N.W.

Atlanta, GA 30303

The Southern Company Form U-9C-3 for the quarter ended June 30, 2005 has been filed confidentially pursuant to Rule 104.